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Common Stock Prospectus

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Amount to be Registered(1)	Maximum Offering Price Per Share	Maximum Aggregate Offering Price	Amount of Registration Fee(2)(3)

Shares of Common Stock, par value $0.001 per share	117,048,346	$19.65	$2,299,999,999	$70,610.00

(1)
Includes 15,267,176 shares of common stock that may be issued pursuant to an over-allotment option.
(2)
Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.
(3)
Paid herewith.
Filed Pursuant to Rule 424(b)(5) Registration No. 333-148229
PROSPECTUS SUPPLEMENT

(To Prospectus dated December 20, 2007)

101,781,170 Shares

Common Stock

We are offering all of the 101,781,170 shares of common stock offered by this prospectus supplement.

Our common stock is traded on the New York Stock Exchange under the symbol "SLM." On December 27, 2007, the last reported sales price of our common stock on the New York Stock Exchange was $19.65 per share.

Concurrently with this offering of common stock, we are offering 1,000,000 shares of our 7.25% mandatory convertible preferred stock, series C (1,150,000 shares if the underwriters exercise their overallotment option in full). The mandatory convertible preferred stock, series C will be offered pursuant to a separate prospectus supplement. This prospectus supplement shall not be deemed an offer to sell or a solicitation of an offer to buy any of our mandatory convertible preferred stock, series C. This offering is not conditioned upon the closing of the concurrent offering of the mandatory convertible preferred stock, series C.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in "Risk factors" beginning on page S-7 of this prospectus supplement, as well as the "Risk factors" sections of our quarterly reports filed on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 and our annual report on Form 10-K for the year ended December 31, 2006, for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Obligations of SLM Corporation and its subsidiaries are not guaranteed by the full faith and credit of the United States of America. Neither SLM Corporation nor any of its subsidiaries is a government-sponsored enterprise or an instrumentality of the United States of America.

	Per share	Total

Public offering price	$19.6500	$1,999,999,990.50

Underwriting discounts and commissions	$0.5895	$59,999,999.72

Proceeds, before expenses, to SLM Corporation	$19.0605	$1,939,999,990.78

The underwriters may also purchase up to an additional 15,267,176 shares of our common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus supplement. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $68,999,999.97, and our total proceeds, before expenses, will be $2,230,999,998.93.

The underwriters are offering the common stock as set forth under "Underwriting." We expect that the delivery of the common stock will be made against payment therefor on December 31, 2007, which will be less than three business days following the trade date of the common stock. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Purchasers of common stock who wish to trade any of such common stock on the trade date should consult their advisor.

Joint Bookrunners
UBS Investment Bank	Citi

ABN AMRO Rothschild, LLC	Deutsche Bank Securities
Barclays Capital	Wachovia Securities
Credit Suisse

December 27, 2007

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the underwriters have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it. We and the underwriters are offering to sell our common stock only in places where offers and sales are permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus supplement or that the information contained or incorporated by reference in the accompanying prospectus is accurate as of any date other than the date on the front cover of the accompanying prospectus.

Prospectus supplement
Summary
The offering
Risk factors
Use of proceeds
Price range of common stock
Dividend policy
Capitalization
Ratio of earnings to fixed charges and preferred stock dividends
Material U.S. federal income and estate tax consequences to non-U.S. holders
Underwriting
Where you can find more information
Incorporation of certain documents by reference
Legal matters
Experts
Prospectus
About this Prospectus
Where You Can Find More Information
Incorporation of Certain Documents by Reference
Forward-Looking Statements
SLM Corporation
Use of Proceeds
Securities We May Offer
Description of Capital Stock
Plan of Distribution
Legal Matters
Experts

S-i

Unless otherwise indicated or unless the context requires otherwise, references in this prospectus supplement to "we," "us," "our," or similar references mean SLM Corporation and its consolidated subsidiaries.

Our principal executive offices are located at 12061 Bluemont Way, Reston, VA 20190, and our telephone number is (703) 810-3000. Our website is located at www.salliemae.com. The information on our website is not part of this prospectus supplement or the accompanying prospectus.

Cautionary statement regarding forward looking statements

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contain forward-looking statements and information that are based on management's current expectations as of the date of such document. When used in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein, the words "anticipate," "believe," "estimate," "intend" and "expect" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties, assumptions and other factors that may cause the actual results to be materially different from those reflected in such forward-looking statements. These factors include, among others: the inability to complete the merger (the "Merger") between the buyer group (the "Buyer Group") led by J.C. Flowers & Co., Bank of America and JPMorgan Chase and us pursuant to the merger agreement (the "Merger Agreement"); the outcome of legal proceedings relating to the Merger Agreement; the effect of the announcement of the Merger on our customer relationships, operating results and business generally; the amount of the costs, fees, expenses and charges related to the Merger; increased costs, fees, expenses or other charges related to the interim asset-backed commercial paper facilities (the "Interim ABCP Facility"), for use during the period after execution of the Merger Agreement, including any potential foreclosure on the student loans under those facilities following their termination; if the Merger is not consummated, increased financing costs and more limited liquidity; changes in the terms of student loans and the educational credit marketplace arising from the implementation of applicable laws and regulations and from changes in these laws and regulations, which may reduce the volume, average term and yields on student loans under the Federal Family Education Loan Program ("FFELP") or result in loans being originated or refinanced under non-FFELP programs or may affect the terms upon which banks and others agree to sell FFELP loans to us. In addition, a larger than expected increase in third party consolidations of our FFELP loans could materially adversely affect our results of operations. We could also be affected by changes in the demand for educational financing or in financing preferences of lenders, educational institutions, students and their families; incorrect estimates or assumptions by management in connection with the preparation of our consolidated financial statements; changes in the composition of our Managed FFELP and Private Education Loan portfolios; a significant decrease in our common stock price; changes in the general interest rate environment and in the securitization markets for education loans, which may increase the costs or limit the availability of financings necessary to initiate, purchase or carry education loans; changes in projections of losses from loan defaults; changes in prepayment rates and credit spreads; and changes in the demand for debt management services and new laws or changes in existing laws that govern debt management services. We do not undertake any obligation to update or revise these forward-looking statements to conform the statement to actual results or changes in our expectations.

S-ii

Summary

We are the largest source of funding, delivery and servicing support for education loans in the United States. Our primary business is to originate, acquire and hold both FFELP and Private Education Loans, which are not federally guaranteed or privately insured. The primary source of our earnings is from net interest income earned on those student loans as well as gains on the sales of such loans in off-balance sheet securitization transactions. We also earn fees for pre-default and post-default receivables management services on student loans, such that we are engaged in every phase of the student loan life cycle—from originating and servicing student loans to default prevention and ultimately the collection on defaulted student loans. Through recent acquisitions, we have expanded our receivables management services to a number of different asset classes outside of student loans.

RECENT DEVELOPMENTS

Set forth below is a brief summary of certain recent developments relating to our business.

Merger-related developments

On December 12, 2007, we announced an update of the transaction with the Buyer Group. Over the prior eight weeks, in a series of discussions between the Company and senior representatives of the Buyer Group, to resolve the dispute between the parties, we offered to consider an alternative transaction with the Buyer Group, and to give them the opportunity to update their due diligence and submit a new proposal to acquire the Company with no pre-conditions. The Buyer Group responded that it did not wish to pursue these opportunities. For additional developments relating to the Merger, see "Legal proceedings" below and "Recent Developments—Merger-Related Developments" in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, which is incorporated by reference herein.

Business trends

On December 12, 2007, we announced that our business has recently been negatively affected as a result of higher funding costs (including the costs of utilizing, and the expected costs of refinancing, the $30 billion Interim ABCP Facility entered into in connection with the Merger) and increased reserves for our FFELP loan portfolio. In addition, our business has been negatively affected by an index mismatch between the commercial paper rate, the index for determining the interest rate we earn on the vast majority of our FFELP student loan assets, and LIBOR, the index for determining the interest rates on a substantial portion of our debt used to fund these assets.

Our management team is evaluating certain aspects of our business as a response to the impact on our business of The College Cost Reduction and Access Act of 2007, or the Act, and current challenges in the capital markets. The Act has a number of important implications for the profitability of our FFELP business, including a reduction in special allowance payments, the elimination of the Exceptional Performer designation and the corresponding reduction in default payments to 97% through 2012 and 95% thereafter, an increase in the lender paid origination fees for certain loan types and reduction in default collections retention fees, and account maintenance fees related to guaranty agency activities. As a result, we expect that the Act will significantly reduce and, combined with higher financing costs, could possibly eliminate the profitability of new FFELP loan originations, while increasing our risk sharing from our FFELP loan portfolio.

In response to the Act and market conditions, we plan to be more selective in pursuing origination activity, in both FFELP loans and Private Education Loans. In addition, we plan to curtail less profitable student loan acquisition activities such as spot purchases and wholesale consolidation loan purchases, which will reduce our funding needs. We expect to see many participants exit the student loan industry in response to the Act as well as current market conditions and we therefore expect to partially offset declining loan volumes caused by our more selective lending policies with increased market share taken from participants exiting the industry. We expect to continue to focus on generally higher-margin Private Education Loans, both through our school channel and our direct to consumer channel, although in the case of the latter, with particular attention to continuing the more stringent underwriting standards that are necessary in this market. We also expect to adjust our Private Education Loan pricing to reflect the current financing and market conditions. We also plan to eliminate certain borrower benefits offered in connection with both our FFELP loans and our private sector lending. We will further de-emphasize pursuing incremental consolidation loans, in particular FFELP consolidation loans, as a result of significant margin erosion for FFELP consolidation loans created by the combined effect of the Act and the increased cost of borrowing in the current capital markets. Nevertheless we will continue our efforts to protect selected FFELP assets existing in our portfolio. We expect to continue to aggressively pursue other FFELP-related fee income opportunities such as FFELP loan servicing, guarantor servicing and collections.

Liquidity

In light of the decision of the Buyer Group not to close the Merger, our management team has been working to refinance the Interim ABCP Facility entered into in connection with the Merger and to secure additional financing in order to fund our business, to strengthen our balance sheet and to support our credit ratings. Our Interim ABCP Facility effectively terminates on May 16, 2008, but our cost of funding under the facility will increase substantially if the facility is not refinanced on or prior to February 15, 2008 and we will not be able to borrow additional amounts thereunder after that date.

For 2006 and for the first nine months of 2007, our primary source of cost-effective funding was student loan asset-backed securities, or ABS, financings. Upon the announcement of the Merger on April 16, 2007, credit spreads in our unsecured debt widened considerably, significantly increasing our cost of accessing the unsecured debt markets. More recently, as with similarly sized financial companies, adverse conditions in the securitization markets have increased the cost of issuance and borrowing spreads in the market for student loan ABS. In the third quarter of 2007, we completed only one $2.5 billion securitization transaction, compared to four securitization transactions totaling $13.0 billion in the first quarter of 2007, the last full quarter before we entered into the Merger Agreement. In the fourth quarter of 2007, we completed three securitization transactions totaling $5.0 billion. Although we expect ABS financings to remain our primary source of funding, we expect our transaction volumes in the ABS market to be more limited and pricing terms less favorable than in the past, with significantly reduced opportunities to issue subordinated tranches of ABS. Consequently in order to meet our financing needs, we are exploring other sources of funding, including unsecured debt, a financing source we have not used to fund our core businesses since the announcement of the Merger. We expect the terms and conditions of new unsecured debt issuances, including pricing terms and covenant requirements, will be less favorable to us than our recent ABS financings and other unsecured debt we have incurred in the past. In addition, our ability to access the unsecured market on attractive terms, or at all, will depend on our credit rating and prevailing market conditions.

We also fund our liquidity needs through our existing $6.0 billion asset-backed commercial paper, or ABCP facility, our cash and investment portfolio and by selectively disposing of FFELP student loans in the secondary market. In addition, we maintain, to supplement our funding sources, $6.5 billion in unsecured revolving credit facilities. However, we have not in the past relied upon, and do not expect to rely on, our unsecured revolving credit facilities as a primary source of liquidity.

Our ability to access our unsecured revolving credit facilities will depend upon our ability to meet financial covenants set forth in the credit agreements, including a covenant to maintain consolidated tangible net worth of at least $1.38 billion, compliance with which will be affected by a variety of factors, including mark-to-market accounting adjustments applied principally to our derivatives, including our equity forwards, and our residual interests in off-balance sheet securitized loans. One of the purposes of this offering is to provide us with additional assurance that we will be able to comply with the consolidated tangible net worth covenant as of December 31, 2007. We intend to apply approximately $2.0 billion of the proceeds from this offering and the concurrent offering of our 7.25% mandatory convertible preferred stock, series C to physical settlement of our equity forward contracts, which will reduce the risk that mark-to-market losses will cause us to breach the consolidated tangible net worth covenant in the future. See "Risk factors—The availability of our $6.5 billion in revolving credit facilities is conditioned on our ability to maintain a specified level of consolidated tangible net worth." In the event that we do not raise sufficient net proceeds from this offering and the concurrent offering of 7.25% mandatory convertible preferred stock, series C to physically settle the equity forward contract, we would either need to raise additional capital before the maturity of the equity forward contract on February 22, 2008, or we would need to settle the equity forward contract in an alternate manner that could have a materially dilutive effect on our common stock.

We have an aggregate of $8.4 billion of unsecured debt maturing in 2008 in addition to our $30 billion Interim ABCP Facility. With respect to our Interim ABCP Facility, we are in substantive discussions with 10 financial institutions to provide short-term warehouse funding in excess of $30 billion. While we are in substantive discussions with these parties, with the goal of replacing the Interim ABCP Facility before February 15, 2008, we do not hold commitments for any such replacement financing and cannot be sure that we will come to mutually satisfactory terms and conditions.

In addition, in order to provide funding for our business, repay maturing debt and enhance our liquidity, we may enter into new credit facilities and issue additional equity-linked securities or common stock.

Ratings

Our management team has indicated that it intends to focus on maintaining, and ultimately improving, our credit ratings. Our credit ratings may affect, among other things, our cost of funding, especially in the unsecured debt markets, and, to a lesser extent, the volume and price of securitization transactions we can execute. Also, as discussed in "Risk factors" in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, a decrease in our credit ratings may affect the ability of counterparties to terminate our swap contracts. We intend to issue in this offering and in the concurrent offering of our 7.25% mandatory convertible preferred stock, series C approximately $3.0 billion of equity capital in aggregate. We cannot provide any assurance that this or any other amount of equity capital will be sufficient to maintain our ratings at any particular level. We may issue additional equity in the form of common stock as we deem necessary to maintain, and ultimately improve, our credit ratings.

Forward agreements

Beginning on November 29, 2007, we amended or closed out certain equity forward contracts. On December 19, 2007, we entered into a series of transactions with our equity forward counterparties and Citibank, N.A. to assign all of our remaining equity forward contracts, covering 44,039,890 shares, to Citibank, N.A. In connection with the assignment of the equity forward contracts, we and Citibank N.A. have amended the terms of the equity forward contract to eliminate all stock price triggers (which had previously allowed the counterparty to terminate the contacts prior to their scheduled maturity date) and termination events based on our credit ratings. The strike price of the equity forward contract is $45.25. The equity forward contract is scheduled to mature on February 22, 2008. The equity forward contract gives us the option to settle the contract by full physical settlement, net share settlement or net cash settlement (with limits on physical settlement if we fail to meet a minimum consolidated tangible net worth test and limits on net share or net cash settlement if we do not have an effective registration statement covering the sale by Citibank, N.A. or an affiliate thereof of our common stock in connection with such net share or net cash settlement).

The new Citibank equity forward contract is 100% collateralized with cash. We intend to apply approximately $2.0 billion of the proceeds from this offering and the concurrent offering of our 7.25% mandatory convertible preferred stock, series C to physical settlement of the equity forward contract. See "Use of proceeds".

Because the equity forward contract allows a net settlement option, it is required to be accounted for as a derivative in accordance with SFAS No. 133 and, since the equity forward contract does not qualify as an effective FAS 133 hedge, it is marked to market with no offsetting mark-to-market of a hedged item, impacting our income statement and balance sheet each quarter. The mark-to-market impact resulting from the equity forward contract will be significant where there is a significant difference between the market price of our shares and the strike price. On December 24, 2007 the closing price of our common stock was $22.06 per share. Each $1.00 decline in the price of our common stock below the $45.25 strike price will result in an approximate $44 million charge to earnings and a corresponding decline in our stockholders' equity and tangible net worth.

Dividends

We have not paid any dividends on our common stock since the execution of the Merger Agreement with the Buyer Group in April 2007. While the restriction on the payment of dividends under the Merger Agreement has been terminated, we expect to continue not paying dividends in the near term in order to focus on balance sheet improvement and expect to re-examine our dividend policy in the second half of 2008.

Management changes and sales of securities

On December 14, 2007, we announced that our Board of Directors added the Chief Executive Officer title and responsibilities to our Executive Chairman Albert L. Lord. C.E. Andrews, our previous CEO, assumed the role of President.

On the same date, we announced we had opened our trading window for directors and executive officers for the first time since we commenced discussions with the Buyer Group in March 2007. Mr. Lord sold approximately 1.3 million shares of our common stock, or approximately 97% of the common stock that he owned before the sale, on the open market on December 14, 2007. Also on December 14, 2007, Mr. Charles Daley, a director, sold approximately 80,023 shares of our common stock or approximately 68% of the common stock that he owned before the sale. Messrs. Lord and Daley have advised us that these actions were required under their respective borrowing arrangements.

Legal proceedings

With respect to the lawsuit that we filed in the Delaware Court of Chancery against the Buyer Group, on November 21, 2007, we withdrew our October 19, 2007 motion for partial summary judgment on the pleadings. Discovery proceedings have commenced and the Court has indicated that the trial will commence in early December 2008.

On December 14, 2007, we sent a letter to the Buyer Group in which we asked the Buyer Group either to confirm that it had terminated the Merger Agreement or provide adequate assurances that the Buyer Group intended to close the Merger. Our letter further asserted that the Buyer Group had breached the Merger Agreement in a variety of ways and gave the Buyer Group notice as provided for under the Merger Agreement that if such breaches were not timely cured, we reserved the right to terminate the Merger Agreement and to seek damages thereunder for such breaches. The Buyer Group responded to us in a letter dated December 21, 2007, in which the Buyer Group failed to provide the requested adequate assurances of its intent to consummate the Merger and failed to address the notices of default in our letter. In its letter the Buyer Group asserted that the "required information" previously provided by us pursuant to the Merger Agreement had proven to be inaccurate, that the Buyer Group nevertheless continued to seek FDIC approval for the change of control of Sallie Mae

Bank in connection with the Merger and that, were the conditions to closing of the Merger be measured as of the date of the Buyer Group letter, such conditions precedent would not be satisfied.

In August 2005, Rhonda Salmeron (the "Plaintiff") filed a qui tam whistleblower case under the False Claims Act against collection company Enterprise Recovery Systems, Inc., or ERS. In the fall of 2006, Plaintiff amended her complaint and added USA Group Loan Services, Inc., or USA Funds, as a defendant. On September 17, 2007, Plaintiff filed a second amended complaint adding Sallie Mae, Inc. as a defendant. Plaintiff alleges that the various defendants submitted false claims and/or created records to support false claims in connection with collection activity on federally guaranteed student loans. SLM Corporation is being sued as a successor to USA Group. The allegations against USA Group and SLM Corporation are that they were negligent in auditing ERS. Plaintiff claims that the U.S. government has been damaged in an amount greater than $12 million. The False Claims Act provides for treble damages to successful qui tam plaintiffs.

On September 11, 2007, the Office of the Inspector General, or OIG, of the U.S. Department of Education (the "Department"), confirmed that they planned to conduct an audit to determine if the Company billed for special allowance payments, under the 9.5% floor calculation, in compliance with the Higher Education Act, regulations and guidance issued by the Department. We ceased billing under the 9.5% floor calculation at the end of 2006. We believe that our billing practices were consistent with longstanding Department guidance, but there can be no assurance that the OIG will not advocate an interpretation that differs from the Department's previous guidance.

On December 17, 2007, Sasha Rodriguez and Cathelyn Gregoire filed a putative class action claim on behalf of themselves and persons similarly situated against us in the United States District Court for the District of Connecticut, alleging an intentional violation of civil rights laws (42 U.S.C. §1981, 1982), the Equal Credit Opportunity Act and the Truth in Lending Act. Plaintiffs allege that we engaged in underwriting practices which resulted, among other things, in certain applicants being directed into substandard and more expensive student loans on the basis of race. No amount in controversy is stated in the complaint. We intend to vigorously defend this action.

REGULATORY LIMITATION

An investor that would hold an aggregate of ten percent or more of any class of voting shares of SLM Corporation, which owns Sallie Mae Bank, a Utah ILC, would generally need prior approval from the FDIC and the Utah Department of Financial Institutions (the "UDFI"). The FDIC and UDFI generally require applications to indirectly acquire a Utah ILC through the acquisition of an aggregate of ten percent or more of the voting shares of a company that controls a Utah ILC.

The offering

The following summary contains basic information about our common stock and is not intended to be complete. It may not contain all of the information that may be important to you. In this summary of the offering, the words "Company," "we," "us" and "our" refer only to SLM Corporation and not to any of its subsidiaries. Unless otherwise specifically indicated, all information in this prospectus supplement assumes that the underwriters' option to purchase additional shares of our common stock is not exercised.

Issuer	SLM Corporation, a Delaware corporation.
Common stock offered	101,781,170 shares of common stock (or 117,048,346 shares if the underwriters exercise their overallotment option in full).
Overallotment option	We have granted the underwriters an option to purchase up to 15,267,176 shares of common stock solely to cover overallotments.
Common stock to be outstanding after this offering	510,597,592 shares of common stock (or 525,864,768 shares if the underwriters exercise their overallotment option in full).
Use of proceeds
We intend to apply approximately $2.0 billion of the net proceeds from this offering and the concurrent offering of our 7.25% mandatory convertible preferred stock, series C to the physical settlement of our equity forward contract, pursuant to which we will effect the repurchase of all of the shares of common stock deliverable to us under that contract. Physically settling the equity forward contract will reduce our common shares then outstanding by the amount of 44,039,890. Any remaining proceeds will be used for general corporate purposes.
Voting rights	Holders of our common stock have one vote per share. See "Description of Capital Stock—Common Stock" in the accompanying prospectus for more information.
New York Stock Exchange symbol	"SLM"
Risk Factors
Investing in our common stock involves substantial risks. You should carefully consider all the information in this prospectus supplement prior to investing in our common stock. In particular, we urge you to carefully consider the factors set forth under "Risk factors."

The number of shares of our common stock to be outstanding immediately after the closing of this offering is based on 414,116,096 shares of our common stock outstanding as of September 30, 2007 and 408,816,422 shares of our common stock outstanding as of December 24, 2007. This number excludes an aggregate of approximately 36,690,629 shares of our common stock issuable upon exercise of options outstanding as of December 24, 2007, at a weighted average exercise price of $39.93 per share, of which options to purchase 25,065,524 shares were exercisable as of that date at a weighted average exercise price of $34.96 per share. This number also excludes any shares of our common stock issuable upon conversion of our 7.25% mandatory convertible preferred stock, series C offered pursuant to a separate prospectus supplement, assuming the successful completion of the concurrent offering of those securities, and the shares issuable under the outstanding restricted stock grants. This number also does not include any share reduction related to physically settling our equity forward contract.

Risk factors

Investing in our common stock involves risks. In deciding whether to invest in our common stock, you should carefully consider the following risk factors and the risk factors included under Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2006 and Item 1A of our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, each of which is incorporated by reference herein, in addition to the other information contained in this prospectus supplement and the accompanying prospectus and the information incorporated by reference herein. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of these risks occurs, our business, financial condition or results of operations could be materially and adversely affected. In that case, the value of our common stock and your investment could decline.

Future sales or issuances of our common stock may dilute the ownership interest of existing shareholders and depress the trading price of our common stock.

Future sales or issuances of our common stock may dilute the ownership interests of our existing shareholders. In addition, future sales or issuances of substantial amounts of our common stock may be at prices below the offering price of the shares offered by this prospectus supplement and may adversely impact the market price of our common stock.

Concurrently with the shares of the common stock being offered hereby, we are offering 1,000,000 shares of our 7.25% mandatory convertible preferred stock, series C (or 1,150,000 shares if the underwriters exercise their overallotment option in full). The mandatory convertible preferred stock, series C will have dividend and liquidation preference over our common stock and, in certain circumstances, will have certain voting rights that could adversely affect the rights of holders of common stock. This prospectus supplement shall not be deemed an offer to sell or a solicitation of an offer to buy any of our mandatory convertible preferred stock, series C.

The 7.25% mandatory convertible preferred stock, series C that we are concurrently offering may adversely affect the market price of our common stock.

The market price of our common stock is likely to be influenced by the 7.25% mandatory convertible preferred stock, series C that we are concurrently offering. For example, the market price of our common stock could become more volatile and could be depressed by:

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investors' anticipation of the potential resale in the market of a substantial number of additional shares of our common stock received upon conversion of the 7.25% mandatory convertible preferred stock, series C;

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possible sales of our common stock by investors who view the 7.25% mandatory convertible preferred stock, series C as a more attractive means of equity participation in us than owning shares of our common stock; and

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hedging or arbitrage trading activity that may develop involving the 7.25% mandatory convertible preferred stock, series C and our common stock.

We do not currently pay regular dividends on our common stock.

We have not paid any dividends on our common stock since the execution of the Merger Agreement with the Buyer Group in April 2007. While the restriction on the payment of dividends under the Merger Agreement has been terminated, we expect to continue not paying dividends in the near term in order to focus on balance sheet improvement and expect to re-examine our dividend policy in the second half of 2008. Subject to Delaware law, our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of any applicable contractual restrictions limiting our ability to pay dividends, our earnings and cash flows, our capital requirements, our financial condition, regulatory requirements and other factors our board of directors deems relevant.

An investment in our common stock is subject to material risks.

An investment in our common stock is subject to material risks, including:

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a larger than expected increase in third party loan consolidation activity may reduce our FFELP student loan spread, materially impair our Retained Interest, reduce our interest earning assets and otherwise materially adversely affect our results of operations;

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incorrect estimates and assumptions by management in connection with the preparation of our consolidated financial statements could adversely affect the reported amounts of assets and liabilities and the reported amounts of income and expenses;

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changes in the composition of our Managed student loan portfolio will increase the risk profile of our asset base and our capital requirements;

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past charge-off rates on our Private Education Loans may not be indicative of future charge-off rates because, among other things, we use forbearance policies and our failure to adequately predict and reserve for charge-offs may adversely impact our results of operations;

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our growth in our APG business segment is dependent in part on successfully identifying, consummating and integrating strategic acquisitions;

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our APG business segment may not be able to purchase defaulted consumer receivables at prices that management believes to be appropriate, and a decrease in our ability to purchase portfolios of receivables could adversely affect our net income;

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if we do not physically settle all of our equity forward contract with the net proceeds of the offering, we may be required to settle our equity forward positions in a manner that could have a materially dilutive effect on our common stock;

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we are exposed to interest rate risk in the form of basis risk and repricing risk because the interest rate characteristics of our earning assets do not always match exactly the interest rate characteristics of the funding;

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we may face limited availability of financing, variation in our funding costs and uncertainty in our securitization financing;

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the rating agencies could downgrade the ratings on our senior unsecured debt, which could increase our cost of funds;

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our business is subject to a number of risks, uncertainties and conditions, some of which are not within our control, including general economic conditions, increased competition, adverse changes in the laws and regulations that govern our businesses and failure to successfully identify, consummate and integrate strategic acquisitions;

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our GAAP earnings are highly susceptible to changes in interest rates because most of our derivatives do not qualify for hedge accounting treatment under SFAS No. 133;

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if the Merger Agreement is terminated, our ability to fund our operations could be materially adversely affected;

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our derivative counterparties may terminate their positions with the Company if our credit ratings fall to certain levels and the Company could incur substantial additional costs to replace any terminated positions; and

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we could experience cash flow delays or shortfalls if a guaranty agency defaults on its guaranty obligation.

In addition, many of the factors listed above are beyond our control. These factors may cause the market price of our common stock to decline, regardless of our financial condition, results of operations, business or prospects. It is impossible to ensure that the market price of our common stock will not fall in the future.

We cannot assure you that we can timely replace the new aggregate $30 billion asset-backed commercial paper conduit facilities.

On April 30, 2007, in connection with the Merger Agreement, we entered into a new aggregate $30 billion Interim ABCP Facility, which provided us with significant additional liquidity. Generally, the Interim ABCP Facility effectively terminates on the earliest of (1) the Merger closing, (2) 90 calendar days after the date of termination of the Merger Agreement or (3) 90 calendar days after February 15, 2008. In any case, if the Merger does not close, on February 15, 2008, our cost of funds on borrowings under the Interim ABCP Facility increases from LIBOR plus approximately 40 basis points to the higher of Prime plus 200 basis point or Federal Funds Rate plus 250 basis points. While we are in substantive discussions with various financing sources concerning replacement of the Interim ABCP Facility and believe that this source of liquidity can be replaced in a timely manner, we cannot assure you that we will come to mutually satisfactory terms and conditions.

The availability of our $6.5 billion in revolving credit facilities is conditioned on our ability to maintain a specified level of consolidated tangible net worth.

We maintain $6.5 billion in unsecured revolving credit facilities, to supplement our liquidity needs. Although we have never borrowed under these facilities, they provide liquidity support for general corporate purposes, including backup for our unsecured commercial paper program. These facilities each contain a covenant to maintain consolidated tangible net worth of at least $1.38 billion. Should we fail to comply with this covenant, the facility may be terminated at the request of banks holding a majority of the commitments under the facilities. Our ability to comply with the consolidated tangible net worth covenant will be affected by a variety of factors, including mark-to-market accounting adjustments applied principally to our derivatives, including our equity forwards, and our residual interest in off-balance sheet securitized loans. Because our share price has fallen steeply during the latter part of the fourth quarter of 2007, we expect to have a significant mark-to-market adjustment on our equity forward positions that will reduce significantly our consolidated tangible net worth when it is next measured as of December 31, 2007. We intend to apply approximately $2.0 billion of the proceeds from this offering and the concurrent offering of 7.25% mandatory convertible preferred stock, series C to the physical settlement of our equity forward contract. One of the purposes of these offerings is to provide us with additional assurance that we will be able to comply with the consolidated tangible net worth covenant as of December 31, 2007. In this regard, we are permitting investors in both offerings to settle purchases on December 31, 2007 because we believe that our receipt of proceeds on or prior to such date will reduce our risk of noncompliance at our fiscal year end. However, if we fail to comply with the consolidated tangible net worth in our revolving credit facilities at that date or in the future, the banks party to the facilities (which include Bank of America and JPMorgan Chase, members of the Buyer Group against whom we have filed a lawsuit, as lenders and agents under the facilities) may elect to terminate their commitments, and if they did elect to terminate the facilities, our available liquidity could be materially impaired.

Use of proceeds

We estimate that the net proceeds from the sale of the shares of our common stock offered hereby, after deducting estimated expenses and the underwriters' discounts, will be approximately $1.939 billion. We intend to apply approximately $2.0 billion of the net proceeds from this offering and the concurrent offering of our 7.25% mandatory convertible preferred stock, series C to the physical settlement of our equity forward contract, pursuant to which we will effect the repurchase of all of the shares of common stock deliverable to us under that contract. Physically settling the equity forward contract will reduce our common shares then outstanding by the amount of 44,039,890. Any remaining proceeds will be used for general corporate purposes.

Price range of common stock

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "SLM". The following table sets forth the quarterly high and low sales prices for our common stock as reported by NYSE for the periods indicated.

	High	Low

Fiscal Year 2005
First Quarter	$55.13	$46.39
Second Quarter	51.46	45.56
Third Quarter	53.98	48.85
Fourth Quarter	56.48	51.32
Fiscal Year 2006
First Quarter	58.35	51.86
Second Quarter	55.21	50.05
Third Quarter	53.07	45.76
Fourth Quarter	52.09	44.65
Fiscal Year 2007
First Quarter	49.96	40.30
Second Quarter	57.96	40.60
Third Quarter	58.00	41.73
Fourth Quarter (through December 27, 2007)	53.65	18.68

Dividend policy

We have not paid any dividends on our common stock since the execution of the Merger Agreement with the Buyer Group in April 2007. While the restriction on the payment of dividends under the Merger Agreement has been terminated, we expect to continue not paying dividends in the near term in order to focus on balance sheet improvement and expect to re-examine our dividend policy in the second half of 2008. Subject to Delaware law, our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of any applicable contractual restrictions limiting our ability to pay dividends, our earnings and cash flows, our capital requirements, our financial condition, regulatory requirements and other factors our board of directors deems relevant.

Capitalization

The following table shows our cash, cash equivalents and investments and capitalization as of September 30, 2007:

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on an actual basis; and

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on an as adjusted basis to reflect the consummation of this offering, our concurrent offering of 7.25% mandatory convertible preferred stock, series C (resulting in net proceeds of approximately $2.9 billion in total), and the application of a portion of such proceeds to physical settlement of our equity forward contract with any remaining proceeds used for general corporate purposes. As of September 30, 2007, approximately $2.5 billion was required to repurchase 48,150,819 common shares deliverable to us under the equity forward contracts. As of December 24, 2007, approximately $2.0 billion was required to repurchase 44,039,890 common shares deliverable to us under the equity forward contract. The difference in the amount required to settle the contracts and the shares deliverable to us between these two dates relates to (1) cash used to buy down the strike levels of the contracts between September 30, 2007 and December 24, 2007 and (2) the physical settlement of certain contracts between September 30, 2007 and December 24, 2007, which resulted in the Company using $0.5 billion of cash during this period. The as adjusted presentation below reflects the application of the $2.5 billion required to repurchase the 48,150,819 shares outstanding as of September 30, 2007. Approximately $2.0 billion of the amount required will be used from the net proceeds of this offering and our concurrent offering of 7.25% mandatory convertible preferred stock, series C, and the remaining $0.5 billion has already been used from the Company's on-balance sheet cash balances.

This table is unaudited and should be read in conjunction with our consolidated financial statements and the notes thereto, which are incorporated by reference herein.

	As of September 30, 2007
	Actual	As Adjusted

	(Dollars in thousands, except per share amounts)
Cash, cash equivalents and investments	$12,040,001	$12,450,504

Debt:
Short-term borrowings	$33,008,374	$33,008,374
Long-term borrowings	108,860,988	108,860,988

Total debt	141,869,362	141,869,362

Stockholders' equity:
7.25% mandatory convertible preferred stock, Series C(a)	—	1,000,000
Preferred stock—Series A & B(a)	565,000	565,000
Common stock, $.20 par per share(b)	87,932	103,179
Additional paid-in capital	2,847,748	4,253,647
Accumulated other comprehensive income	245,352	245,352
Retained earnings	2,437,639	2,437,639
Common stock held in treasury(c)	(1,181,964)	(3,091,488)

Total stockholders' equity	5,001,707	5,513,329

Total capitalization	$146,871,069	$147,382,691

(a)
par value $.20 per share, 20,000,000 shares authorized; Series A: 3,300,000 shares issued at stated value of $50 per share; Series B: 4,000,000 shares issued at stated value of $100 per share; Series C: 1,000,000 shares of 7.25% mandatory convertible preferred stock, at liquidation preference of $1,000 per share.

(b)
1,125,000 shares authorized; 439,660,341 issued and 414,116,096 outstanding as of September 30, 2007; 515,897,266 issued and 515,897,266 outstanding as adjusted for this offering as of September 30, 2007; and 515,897,266 issued and 467,746,447 outstanding, as adjusted for this offering and the use of proceeds to physically settle the equity forward contracts as of September 30, 2007. The number of shares outstanding as of December 24, 2007 as adjusted for this offering will be 510,597,592 based on 408,816,422 shares outstanding as of December 24, 2007. The number of shares outstanding as of December 24, 2007, as adjusted for this offering and the use of proceeds to physically settle the equity forward contracts will be 466,557,702. In each case, excludes shares of our common stock issuable upon conversion of our 7.25% mandatory convertible preferred stock, series C, shares issuable upon exercise of options outstanding and shares issuable under restricted stock grants.

(c)
25,544,245 shares held in treasury as of September 30, 2007; 0 shares held in treasury as adjusted for this offering as of September 30, 2007; 0 shares held in treasury as of December 24, 2007 as adjusted for this offering; and 44,039,890 shares held in treasury as of December 24, 2007 as adjusted for this offering and the use of proceeds to physically settle the equity forward contract.

Ratio of earnings to fixed charges and preferred stock dividends

The following table sets forth our ratio of earnings to fixed charges and preferred stock dividends and our ratio of earnings to fixed charges for the five years ended December 31, 2006 and the nine month periods ended September 30, 2007 and September 30, 2006.

	Nine months ended September 30,		Years ended December 31,
	2007	2006	2006	2005	2004	2003	2002

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends(1)	1.23	1.49	1.37	1.67	2.74	3.21	1.98
Ratio of Earnings to Fixed Charges(1)	1.24	1.51	1.39	1.69	2.77	3.26	2.01

(1)
For purposes of computing these ratios, earnings represent income before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized, plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.

Material U.S. federal income and estate tax consequences to non-U.S. holders

The following is a summary of material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock by a beneficial owner that is a non-U.S. holder. Except where noted, this summary deals only with common stock that is held as a capital asset.

A "non-U.S. holder" means a person that is for U.S. federal income tax purposes any of the following:

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a non-resident alien individual, other than certain former citizens and residents of the U.S. subject to tax as expatriates,

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a foreign corporation, or

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a foreign estate or trust.

A "non-U.S. holder" does not include an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and is not otherwise a resident of the U.S. for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps with retroactive effect, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including, for example, if you are a U.S. expatriate, "controlled foreign corporation," "passive foreign investment company," or an investor in a pass-through entity). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If you are considering the purchase of our common stock, you should consult your own tax adviser concerning the particular U.S. federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Distributions paid to a non-U.S. holder of our common stock that qualify as dividends generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty on dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a U.S. person as defined under the Code or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals. A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the U.S. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate).

If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not qualify as a dividend because we will have insufficient current and accumulated earnings and profits, we may elect not to withhold any U.S. federal income tax on the distribution as permitted by Treasury regulations. If we or another withholding agent withholds tax on any such distribution that is made during a taxable year for which we have insufficient current and accumulated earnings and profits, you may be entitled to a refund of the tax withheld, which you may claim by filing a U.S. tax return. Because our earnings and profits will depend in significant part on our profits or losses, which we cannot accurately predict, we do not know whether we will have earnings and profits in the current or any future year.

Gain on disposition of common stock

Any gain realized on the disposition of our common stock by a non-U.S. holder generally will not be subject to U.S. federal income tax unless:

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the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder; or

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we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular U.S. federal income tax rates. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a U.S. person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a "United States real property holding corporation" for U.S. federal income tax purposes.

Federal estate tax

Our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information reporting and backup withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Underwriting

We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. UBS Securities LLC and Citigroup Global Markets Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of shares

UBS Securities LLC	30,534,351
Citigroup Global Markets Inc.	30,534,351
ABN AMRO Rothschild, LLC	8,142,494
Barclays Capital Inc.	8,142,494
Credit Suisse Securities (USA) LLC	8,142,494
Deutsche Bank Securities Inc.	8,142,493
Wachovia Capital Markets, LLC	8,142,493

Total	101,781,170

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We expect that the delivery of the common stock will be made against payment therefor on December 31, 2007, which will be less than three business days following the trade date of the common stock. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Purchasers of common stock who wish to trade any of such common stock on the trade date should consult their advisor.

Overallotment option

The underwriters have an option to buy up to 15,267,176 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this overallotment option. If any shares are purchased with this overallotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Commissions and discounts

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.3537 per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per share	Without option	With option

Public offering price	$19.6500	$1,999,999,990.50	$2,299,999,998.90
Underwriting discount	$0.5895	$59,999,999.72	$68,999,999.97
Proceeds, before expenses, to us	$19.0605	$1,939,999,990.78	$2,230,999,998.93

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $1.15 million.

Electronic distribution

A prospectus supplement in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

No sales of similar securities

Other than our concurrent offering of 7.25% mandatory convertible preferred stock, series C, we have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock or common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of UBS Securities LLC and Citigroup Global Markets Inc. for a period of 90 days after the date of this prospectus supplement ("Lock-Up Period"), except that we may (i) issue shares of our common stock upon the exercise of options or warrants or the vesting of restricted stock grants disclosed as outstanding herein; (ii) grant equity based compensation awards to our and our subsidiaries' directors and employees under any compensation plan in effect on the date hereof, other than equity based compensation awards that vest or become exercisable during the Lock-Up Period; and (iii) issue common stock in connection with the settlement of any equity forward purchase contracts entered into prior to the date of this Prospectus Supplement (including in connection with any amendment, novation or refinancing of such contracts entered into prior to the date hereof or the settlement of obligations thereunder).

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of UBS Securities LLC and Citigroup Global Markets Inc., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder (the "Exchange Act") with respect to, any shares of our 7.25% mandatory convertible preferred, series C or common stock (including, without limitation, 7.25% mandatory convertible preferred stock, series C or common stock which may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or any other of our securities that are substantially similar to common stock, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the 7.25% mandatory convertible preferred stock, series C or common stock or any our other securities that are substantially similar to common stock, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase the foregoing, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of 7.25% mandatory convertible preferred stock, series C or common stock or such other securities, in cash or otherwise, or (3) publicly announce an intention to effect any transaction specified in clause (1) or (2). The foregoing restrictions will not apply to (i) transfers of shares of our common stock or options to purchase our common stock made as a bona fide gift or gifts, provided that the donee or donees thereof agree in writing with the underwriters to be bound by these restrictions, (ii) dispositions to any trust or transfers of shares of our common stock or options to purchase our common stock made to any trust for the direct or indirect benefit of the party subject to the lock-up agreement or the immediate family of the party subject to the lock-up agreement, provided that the trustee of the trust agrees in writing with the underwriters to be bound by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, or (iii) transfers of shares of our common stock to us in satisfaction of any tax withholding obligation of the party subject to the lockup agreement or in payment of the exercise price for any stock option exercised by the undersigned.

Notwithstanding the above, if (a) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the Lock-Up Period and ends on the last day of the Lock-Up Period, we issue an earnings release or material news or a material event relating to our company occurs; or (b) prior to the expiration of the Lock-Up Period, we announce that we will release earnings results during the 16 day period beginning on the last day of the Lock-Up Period, then the restrictions imposed in the lock-up agreement shall continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

Listing

We intend to list our common stock on the New York Stock Exchange ("NYSE"), subject to satisfaction of its minimum listing standards.

Regulatory matters

This offering is being conducted pursuant to NASD Conduct Rule 2710(h), as overseen by the Financial Industry Regulatory Authority.

Price stabilization and short position

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' overallotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their overallotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the overallotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise. Citigroup Global Markets Inc. or one or more of its affiliates will act as stabilization agent.

Selling restrictions

Each underwriter has represented that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any common stock in circumstances in which Section 21(1) of the FSMA does not apply to us and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the European Union Prospectus Directive (the "EU Prospectus Directive") is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

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to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

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to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than A43,000,000 and (3) an annual net turnover of more than A50,000,000, as shown in its last annual or consolidated accounts;

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to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

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in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Other relationships

Certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates. We intend to use approximately $2.0 billion of the net proceeds from the offering, together with the net proceeds from our concurrent offering of 1,000,000 shares of our 7.25% mandatory convertible preferred stock, series C, to settle our outstanding equity forward purchase contract. Citigroup Global Markets Inc., one of the joint book-running managers, is the counterparty on the equity forward purchase contract.

UBS Securities LLC serves as lead financial advisor to the transaction committee of our board of directors in connection with the proposed transaction with the Buyer Group for which it has received, and may in the future receive, customary fees.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. The SEC's website contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. We maintain a website at http://www.salliemae.com. We have not incorporated by reference into this prospectus supplement or the accompanying prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus supplement or the accompanying prospectus.

Incorporation of certain documents by reference

The SEC allows us to "incorporate by reference" into this prospectus supplement the information we have filed with the SEC. The information we incorporate by reference into this prospectus is an important part of this prospectus. Any statement in a document we incorporate by reference into this prospectus will be considered to be modified or superseded to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes that statement. The modified or superseded statement will not be considered to be a part of this prospectus, except as modified or superseded.

We incorporate by reference into this prospectus supplement the information contained in the documents listed below, which is considered to be a part of this prospectus supplement:

–>
our annual report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 1, 2007;

–>
our quarterly reports filed on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, filed with the SEC on May 10, 2007, August 7, 2007 and November 9, 2007, respectively;

–>
our current reports on Form 8-K filed with the SEC on January 8, 2007, January 31, 2007, March 1, 2007, April 18, 2007, May 4, 2007, May 22, 2007, June 14, 2007, July 17, 2007 (with respect to the Merger Agreement), August 7, 2007, October 31, 2007, November 28, 2007, December 12, 2007, December 20, 2007 and December 26, 2007; and

–>
future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the securities covered by this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Corporate Secretary
SLM Corporation
12061 Bluemont Way
Reston, VA 20190
(703) 810-3000

Legal matters

The validity of the shares of our common stock being offered by us will be passed upon by Davis Polk & Wardwell, New York, New York. Certain legal matters will be passed upon for the underwriters by Clifford Chance, New York, New York. The underwriters are also being represented by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control Over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report(s) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Prospectus

SLM CORPORATION

Common Stock

We may from time to time sell shares of our common stock, par value $0.20 per share.

We will provide specific terms of the offering and sale of shares of our common stock in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Our common stock is listed on the New York Stock Exchange under the symbol "SLM."

Obligations of SLM Corporation and its subsidiaries are not guaranteed by the full faith and credit of the United States of America. Neither SLM Corporation nor any of its subsidiaries is a government-sponsored enterprise or an instrumentality of the United States of America.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated December 20, 2007

About this Prospectus
Where You Can Find More Information
Incorporation of Certain Documents By Reference
Forward-Looking Statements
SLM Corporation
Use of Proceeds
Securities We May Offer
Description of Capital Stock
Plan of Distribution
Legal Matters
Experts

i

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement we filed with the SEC using a "shelf" registration process. Under this shelf registration process, we may offer and sell from time to time in one or more offerings the common stock described in this prospectus.

        This prospectus provides you with a general description of the securities we may offer. Each time we sell common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

        The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities we may offer under this prospectus. You can read that registration statement at the SEC's web site or at the SEC's offices mentioned under the heading "Where You Can Find More Information."

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. The SEC's website contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. We maintain a website at http://www.salliemae.com. We have not incorporated by reference into this prospectus supplement or the accompanying prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus supplement or the accompanying prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" into this prospectus supplement the information we have filed with the SEC. The information we incorporate by reference into this prospectus is an important part of this prospectus. Any statement in a document we incorporate by reference into this prospectus will be considered to be modified or superseded to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes that statement. The modified or superseded statement will not be considered to be a part of this prospectus, except as modified or superseded.

        We incorporate by reference into this prospectus supplement the information contained in the documents listed below, which is considered to be a part of this prospectus supplement:

  •
  our annual report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 1, 2007;

  •
  our quarterly reports filed on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, filed with the SEC on May 10, 2007, August 7, 2007 and November 9, 2007, respectively;

  •
  our current reports on Form 8-K filed with the SEC on January 8, 2007, January 31, 2007, March 1, 2007, April 18, 2007, May 4, 2007, May 22, 2007, June 14, 2007, July 17, 2007 (with respect to the merger agreement), August 7, 2007, October 31, 2007, November 28, 2007, December 12, 2007 and December 20, 2007;

  •
  the description of our common stock in our Form 8-A, which we filed on August 7, 1997 and amended on July 27, 1999, and any amendments or reports filed for the purpose of updating this description; and

  •
  future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the securities covered by this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Corporate Secretary
SLM Corporation
12061 Bluemont Way
Reston, VA 20190
(703) 810-3000

        You should rely only on the information incorporated by reference or provided in this prospectus and any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

FORWARD-LOOKING STATEMENTS

        This prospectus and the information incorporated by reference in this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

        Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

        You should understand that the following important factors could cause our results to differ materially from those expressed in forward-looking statements: the inability to complete the merger (the "Merger") between the buyer group (the "Buyer Group") led by J.C. Flowers & Co. ("J.C. Flowers"), Bank of America and JPMorgan Chase and us pursuant to the merger agreement (the "Merger Agreement"); the outcome of legal proceedings relating to the Merger Agreement; the effect of the announcement of the Merger on our customer relationships, operating results and business generally; the amount of the costs, fees, expenses and charges related to the Merger; increased costs, fees, expenses or other charges related to the interim asset-backed commercial paper facilities for use during the period after execution of the Merger Agreement, including any potential foreclosure on the student loans under those facilities following their termination; if the Merger is not consummated, increased financing costs and more limited liquidity; changes in the terms of student loans and the educational credit marketplace arising from the implementation of applicable laws and regulations and from changes in these laws and regulations, which may reduce the volume, average term and yields on student loans under the Federal Family Education Loan Program ("FFELP") or result in loans being originated or refinanced under non-FFELP programs or may affect the terms upon which banks and others agree to sell FFELP loans to us. In addition, a larger than expected increase in third party consolidations of our FFELP loans could materially adversely affect our results of operations. We could also be affected by changes in the demand for educational financing or in financing preferences of lenders, educational institutions, students and their families; incorrect estimates or assumptions by management in connection with the preparation of our consolidated financial statements; changes in the composition of our Managed FFELP and Private Education Loan portfolios; a significant decrease in our common stock price, which may result in counterparties terminating equity forward positions with us, which, in turn, could have a materially dilutive effect on our common stock; changes in the general interest rate environment and in the securitization markets for education loans, which may increase the costs or limit the availability of financings necessary to initiate, purchase or carry education loans; changes in projections of losses from loan defaults; changes in prepayment rates and credit spreads; and changes in the demand for debt management services and new laws or changes in existing laws that govern debt management services. We do not undertake any obligation to update or revise these forward-looking statements to conform the statement to actual results or changes in our expectations.

SLM CORPORATION

        Unless otherwise indicated or unless the context requires otherwise, references in this prospectus to "we," "us," "our," or similar references mean SLM Corporation and its consolidated subsidiaries.

        We are the largest source of funding, delivery and servicing support for education loans in the United States. Our primary business is to originate, acquire and hold both federally guaranteed student loans and Private Education Loans, which are not federally guaranteed or privately insured. The primary source of our earnings is from net interest income earned on those student loans as well as gains on the sales of such loans in off-balance sheet securitization transactions. We also earn fees for pre-default and post-default receivables management services on student loans, such that we are engaged in every phase of the student loan life cycle—from originating and servicing student loans to default prevention and ultimately the collection on defaulted student loans. Through recent acquisitions, we have expanded our receivables management services to a number of different asset classes outside of student loans.

        Our principal executive offices are located at 12061 Bluemont Way, Reston, Virginia 20190, and our telephone number is (703) 810-3000.

USE OF PROCEEDS

        Unless the applicable prospectus supplement states otherwise, we intend to use the net proceeds from the sale of the shares of common stock for general corporate purposes.

SECURITIES WE MAY OFFER

        We, directly or through agents, dealers or underwriters designated from time to time, may offer, issue and sell, together or separately, shares of our common stock, par value $0.20 per share.

        When an offering of shares of common stock occurs, a supplement to this prospectus will be delivered with this prospectus, which will set forth the terms of the offering and sale of the shares of common stock.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock is 1,125,000,000 shares of common stock, $0.20 par value, and 20,000,000 shares of preferred stock, $0.20 par value. As of September 30, 2007, 414,116,096 shares of our common stock and 7,300,000 shares of our preferred stock were outstanding.

        Our common stock is described in our registration statement on Form 8-A, which we filed with the SEC on August 7, 1997, as amended by our Form 8-A/A, which we filed with the SEC on July 27, 1999. These documents are incorporated by reference into this prospectus.

        We will distribute a prospectus supplement with regard to each issue of common stock. Each prospectus supplement will describe the specific terms of the common stock offered through that prospectus supplement and any general terms outlined in our Form 8-A, as amended, that will not apply to that common stock.

PLAN OF DISTRIBUTION

        We may sell shares of common stock to one or more underwriters for public offering and sale by them and may also sell shares of common stock to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of shares of common stock will be named in the applicable prospectus supplement. We have reserved the right to sell or exchange shares of common stock directly to investors on our own behalf in those jurisdictions where and in such manner as we are authorized to do so.

        If the shares of common stock offered under this prospectus are issued in exchange for our outstanding securities, the applicable prospectus supplement will describe the terms of the exchange, and the identity and the terms of sale of the shares of common stock offered under this prospectus by the selling security holders.

        The distribution of the shares of common stock may be effected from time to time in one or more transactions at a fixed price or prices that may be changed, at market prices prevailing at the time of sale or prices related to prevailing market prices or at negotiated prices.

        Agents designated by us from time to time may solicit offers to purchase the securities. We will name any agent involved in the offer or sale of the securities and set forth any commissions payable by us to an agent in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent may be deemed to be an "underwriter" of the securities as that term is defined in the Securities Act.

        If we utilize an underwriter or underwriters in the sale of the shares of common stock, we will execute an underwriting agreement with the underwriter or underwriters at the time we reach an agreement for sale. We will set forth in the prospectus supplement the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers. This compensation may be in the form of discounts, concessions or commissions. Underwriters and others participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of securities. We will describe any of these activities in the prospectus supplement.

        If a dealer is utilized in the sale of the securities, we or an underwriter will sell securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The prospectus supplement will set forth the name of the dealer and the terms of the transactions.

        We may directly solicit offers to purchase the securities, and we may sell directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the

Securities Act with respect to any resale of the securities. The prospectus supplement will describe the terms of any direct sales, including the terms of any bidding or auction process, if utilized.

        Agreements we enter into with agents, underwriters and dealers may entitle them to indemnification by us against specified liabilities, including liabilities under the Securities Act, or to contribution by us to payments they may be required to make in respect of these liabilities. The prospectus supplement will describe the terms and conditions of indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates, may be our customers, or engage in transactions with or perform services for us and our subsidiaries in the ordinary course of business.

        Certain of the agents, underwriters and dealers that we sell the securities offered under this prospectus to or through, and certain of their affiliates, engage in transactions with and perform services for us in the ordinary course of business. We may enter into hedging transactions in connection with any particular issue of the securities offered under this prospectus, including forwards, futures, options, interest rate or exchange rate swaps and repurchase or reverse repurchase transactions with, or arranged by, the applicable agent, underwriter or dealer, an affiliate of that agent, underwriter or dealer or an unrelated entity. We, the applicable agent, underwriter or dealer or other parties may receive compensation, trading gain or other benefits in connection with these transactions. We are not required to engage in any of these transactions. If we commence these transactions, we may discontinue them at any time. Counterparties to these hedging activities also may engage in market transactions involving the securities offered under this prospectus.

        No securities may be sold under this prospectus without delivery (in paper format, in electronic format, in electronic format on the Internet, or by other means) of the applicable prospectus supplement describing the method and terms of the offering.

LEGAL MATTERS

        Robert S. Lavet, Esq., who is our Senior Vice President and General Counsel, or another of our lawyers, will issue an opinion about the legality of the securities offered by this prospectus. Mr. Lavet owns shares of our common stock and holds stock options and stock-based awards under our compensation and management incentive plans. Other of our lawyers may also own our common stock and hold similar stock options or awards. They may receive additional awards under these plans in the future.

EXPERTS

        The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control Over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report(s) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.